# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lake Shore Bancorp, Inc. /MD/, CIK 0002059653
CUSIP: 510700107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 31 EAST FOURTH STREET, DUNKIRK, New York (NY), 14048
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 773,675; sole dispositive power 0; shared dispositive power 773,675; aggregate amount beneficially owned 773,675 (9.9% of the class)
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 773,675; sole dispositive power 0; shared dispositive power 773,675; aggregate amount beneficially owned 773,675 (9.9% of the class)
- STILWELL PARTNERS L P (CIK 0001048212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 773,675; sole dispositive power 0; shared dispositive power 773,675; aggregate amount beneficially owned 773,675 (9.9% of the class)
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 773,675; sole dispositive power 0; shared dispositive power 773,675; aggregate amount beneficially owned 773,675 (9.9% of the class)
- Stilwell Joseph (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 773,675; sole dispositive power 0; shared dispositive power 773,675; aggregate amount beneficially owned 773,675 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Lake Shore Bancorp, Inc. /MD/
Address of issuer's principal executive offices: 31 EAST FOURTH STREET, DUNKIRK, New York (NY), 14048

## Item 2. Identity and Background
Name of person filing:
This is the second amendment (the "Second Amendment") to the original Schedule 13D, which was filed on July 30, 2025 (the "Original Schedule 13D"), and amended on October 6, 2025 (the "First Amendment"). This Second Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, "we" or "us"). The filers of this statement are collectively referred to herein as the "Group." The joint filing agreement of the members of the Group was filed as Exhibit 1 to the Original Schedule 13D.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of Lake Shore Bancorp, Inc. /MD/ (the "Issuer") beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Residence or business address: The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and related partnerships.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule C, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since we last reported purchases and/or acquisitions of Common Stock, Stilwell Partners has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and/or acquisitions of Common Stock, Stilwell Activist Fund has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and/or acquisitions of Common Stock, Stilwell Activist Investments has not expended any monies to acquire shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Second Amendment to announce that we have served our notice of intent to nominate Timothy J. Andruschat for election as a director at the Issuer's upcoming 2026 annual meeting of shareholders (the "2026 Annual Meeting"). A copy of the Nominee Agreement (as defined below) is attached as Exhibit 2 to this Second Amendment.

Additionally, we have submitted a stockholder proposal (the "Proposal") calling for no acquisition of any other financial institution by the Issuer until such time as the Issuer's common stock consistently trades above its book value. A copy of the Proposal is attached hereto as Exhibit 3 and is incorporated herein by reference.

Because we had an unproductive meeting with management, we intend to gain board representation. Our aim is to maximize shareholder value at the Issuer.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

THIS SECOND AMENDMENT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE SOLICITATION OF PROXIES BY THE GROUP FROM THE ISSUER'S SHAREHOLDERS IN CONNECTION WITH THE ISSUER'S 2026 ANNUAL MEETING. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE SOLICITATION BY THE GROUP AND OTHER PARTICIPANTS OF PROXIES FROM THE ISSUER'S SHAREHOLDERS FOR USE AT THE ISSUER'S 2026 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION. INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION IS INCLUDED IN SCHEDULE A, ATTACHED HERETO AND INCORPORATED BY REFERENCE HEREIN.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an 'activist position' in 78 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule B, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group beneficially own an aggregate of 773,675 shares of Common Stock. The percentages used in this filing are calculated based on 7,825,388 shares of Common Stock outstanding as of December 31, 2025, as reported in Exhibit 99.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 21, 2026. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 773,675 shares of Common Stock, constituting approximately 9.9% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 773,675 shares of Common Stock owned in the aggregate by Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Transactions in the class effected during the past sixty days: Within the past sixty days, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Partners have not purchased or sold any shares of Common Stock. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 17, 2026, members of the Group entered into a nominee agreement (the "Nominee Agreement") with Timonthy J. Andruschat (the "Nominee"), pursuant to which the Nominee has agreed, should members of the Group choose to nominate him, to stand for election to the Issuer's board of directors at the 2026 Annual Meeting and to serve as a director if elected. Pursuant to the Nominee Agreement, members of the Group have agreed to (i) reimburse the Nominee's actual out-of-pocket expenses incurred in connection with the nomination process and (ii) indemnify the Nominee for any damages and expenses incurred in connection with his nomination for director of the Issuer. The foregoing summary of the Nominee Agreement is qualified in its entirety by reference to the full text of the Nominee Agreement, a copy of which is filed as Exhibit 2 to this Second Amendment and is incorporated by reference herein.

Other than the Nominee Agreement and the Joint Filing Agreement filed as Exhibit 1 to the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Identity of Participants

Schedule B - Stilwell Activist History

Schedule C - Item 2(e)

Exhibit 1 - Joint Filing Agreement, dated July 30, 2025, filed with the Original Schedule 13D.

Exhibit 2 - Nominee Agreement, dated February 17, 2026, with Timothy J. Andruschat.

Exhibit 3 - Proposal, dated February 17, 2026.

## Signatures
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (02/18/2026)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (02/18/2026)
- STILWELL PARTNERS L P: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (02/18/2026)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (02/18/2026)
- Stilwell Joseph: /s/ Joseph Stilwell, Joseph Stilwell* (02/18/2026)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (02/18/2026)